[JACKSON NATIONAL LIFE INSURANCE COMPANY STATIONERY]

June 20, 2005

EDGAR

U.S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Attn: Harry Eisenstein, Senior Counsel

Re:	Post-Effective Amendments to Registration Statements on Form N-4

Dear Commissioners:

I am writing on behalf of these registrants and offerings:

Jackson National Separate Account-I (40 Act File No. 811-08664):

33 Act File No.	Post-Effective Amendment No.
333-70472	17

JNLNY Separate Account I (40 Act File No. 811-08401):

33 Act File No.	Post-Effective Amendment No.
333-70384	18

We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Scott Kreighbaum ((517) 367-3835) if you have any questions.

Respectfully,

/s/ Thomas J. Meyer

Thomas J. Meyer

Senior Vice President,

General Counsel and Secretary